UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grants

On May 7, 2024, the Company’s board of directors granted an aggregate of 50,000 warrants (the “Warrants”) to a consultant of the Company. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $0.391 per share, converted into DKK using the official exchange rate between DKK and USD on the date of exercise. The Warrants were issued on the terms and conditions set out in Appendix 10 of the Company’s Articles of Association. The Warrants are deemed vested and immediately exercisable.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 99,950,000 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to article 2.11 of the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

The Company’s Articles of Association were amended to reflect the issuance of these Warrants and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 7, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer